HERO TECHNOLOGIES INC.

8 The Green Suite 4000

Dover, DE 19901

302-538-4165

December 9, 2022

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Hero Technologies Inc.
Registration Statement on Form S-1
File No. 333-268717

The registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of l933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Very Truly Yours,

HERO TECHNOLOGIES INC.

/s/ Gina Serkasevich
Gina Serkasevich
Chief Executive Officer